UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 8, 2021

METROMILE, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-39484	84-4916134
(State or Other Jurisdiction	(Commission File Number)	(I.R.S. Employer
of Incorporation)		Identification No.)

425 Market Street #700
San Francisco, CA	94105
(Address of principal executive offices)	(Zip Code)

(888) 242-5204

(Registrant’s telephone number,
including area code)

N/A

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligations of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240-13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Common Stock, $0.0001 par value per share	MILE	The Nasdaq Capital Market
Warrants, each whole warrant exercisable for one share of Common Stock at an exercise price of $11.50 per share	MILEW	The Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b–2 of the Securities Exchange Act of 1934 (§240.12b–2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01. Other Events.

On November 8, 2021, Metromile, Inc. (the “Company”) and Lemonade, Inc. (“Lemonade”) issued a joint press release announcing the entering into of a definitive agreement pursuant to which Lemonade will acquire the Company in an all-stock transaction that implies a fully diluted equity value of approximately $500 million, or just over $200 million net of cash. Under the terms of the transaction, shareholders of the Company will receive Lemonade common shares at a ratio of 19:1. The press release also stated that the transaction is conditioned on customary closing conditions, including receipt of regulatory approvals and approval by stockholders of the Company, and is expected to close in the second quarter of 2022. The full text of the press release is filed herewith as Exhibit 99.1 and is incorporated herein by reference.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

99.1	Joint Press Release issued by Metromile, Inc. and Lemonade, Inc. on November 8, 2021.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

Forward-Looking Statements

The information in this communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements may be identified by the use of words such as  “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions or the negative versions of such terms or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements with respect to a possible acquisition involving the Company and Lemonade and/or the combined group’s estimated or anticipated future business, performance and results of operations and financial condition, including estimates, forecasts, targets and plans for Lemonade and, following the acquisition, if completed, the combined entity. Any statements that refer to projections, forecasts, or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.

These forward-looking statements are subject to known and unknown risks, uncertainties, and assumptions about us that may cause our actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activities, performance, or achievements expressed or implied by such forward-looking statements. Such risks and uncertainties include, but are not limited to, the possibility that a possible acquisition will not be pursued, failure to obtain necessary regulatory approvals or to satisfy any of the other conditions to the possible acquisition, adverse effects on the market price of the Company’s or Lemonade’s shares of common stock and on the Company’s and Lemonade’s operating results because of a failure to complete the possible acquisition, failure to realize the expected benefits of the possible acquisition, failure to promptly and effectively integrate the Company’s businesses, negative effects relating to the announcement of the possible acquisition or any further announcements relating to the possible acquisition or the consummation of the possible acquisition on the market price of the Company’s or Lemonade’s shares of common stock, significant transaction costs and/or unknown or inestimable liabilities, potential litigation associated with the possible acquisition, general economic and business conditions that affect the combined companies following the consummation of the possible acquisition, changes in global, political, economic, business, competitive, market and regulatory forces, future exchange and interest rates, changes in tax laws, regulations, rates and policies, future business acquisitions or disposals and competitive developments. These forward-looking statements are based on numerous assumptions and assessments made in light of the Company’s or, as the case may be, Lemonade’s experience and perception of historical trends, current conditions, business strategies, operating environment, future developments and other factors it believes appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this communication could cause Lemonade’s plans with respect to the Company, the Company’s or Lemonade’s actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this communication are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this communication. Additional information about economic, competitive, governmental, technological and other factors that may affect the Company is set forth under the captions “Risk Factors” in the Company’s Form 10-K filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 31, 2021, Form 10-Q filed with the SEC on August 10, 2021, and in its other filings with the SEC.

Any forward-looking statements in this communication are based upon information available to the Company and/or its board of directors, as the case may be, as of the date of this communication and, while believed to be true when made, may ultimately prove to be incorrect. Subject to any obligations under applicable law, neither the Company nor any member of its board of directors undertakes any obligation to update any forward-looking statement as a result of subsequent events or developments, except as required by law to update any forward-looking statement whether as a result of new information, future developments or otherwise, or to conform any forward-looking statement to actual results, future events, or to changes in expectations. All subsequent written and oral forward-looking statements attributable to the Company or its board of directors or any person acting on behalf of any of them are expressly qualified in their entirety by this paragraph.

Important Additional Information Regarding the Transaction Will Be Filed With the SEC

In connection with the proposed transaction between the Company and Lemonade, the Company and Lemonade will file relevant materials with the SEC, including a Lemonade registration statement on Form S-4 that will include a proxy statement of the Company and will also constitute a prospectus of Lemonade, and a definitive proxy statement will be mailed to stockholders of the Company. INVESTORS AND SECURITY HOLDERS OF THE COMPANY AND LEMONADE ARE URGED TO READ THE PROSPECTUS/PROXY STATEMENT THAT WILL BE INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-4, AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION OR INCORPORATED BY REFERENCE IN THE PROSPECTUS/PROXY STATEMENT (IF ANY) CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION, THE PARTIES TO THE PROPOSED TRANSACTION AND THE RISKS ASSOCIATED WITH THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain, without charge, a copy of the registration statement, the prospectus/proxy statement and other relevant documents filed with the SEC (when available) from the SEC’s website at http://www.sec.gov. Copies of the documents filed with the SEC by the Company will be available free of charge on the Company’s internet website at https://ir.metromile.com/ under the tab “Financial Information” and under the subheading “SEC Filings” or by contacting the Company’s Investor Relations Department through https://ir.metromile.com/investor-resources/contact-investor-relations.  Copies of the documents filed with the SEC by Lemonade will be available free of charge on Lemonade’s internet website at https://investor.lemonade.com/ under the tab “Financials” or by contacting Lemonade’s Investor Relations Department at ir@lemonade.com.

Participants in the Solicitation

The Company, Lemonade and certain of their directors, executive officers and other members of management may be deemed to be participants in the solicitation of proxies with respect to the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the shareholders of the Company in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the prospectus/proxy statement when it is filed with the SEC. Information regarding the Company’s directors and executive officers is contained in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 which is filed with the SEC, and the Company’s Current Report on Form 8-K, filed with the SEC on April 22, 2021, August 3, 2021 and October 13, 2021. Information regarding Lemonade’s directors and executive officers is contained in Lemonade’s definitive proxy statement, which was filed with the SEC on April 30, 2021, and Lemonade’s Current Report on Form 8-K, filed with the SEC on July 26, 2021. Security holders and investors may obtain additional information regarding the interests of such persons, which may be different than those of the Company’s security holders generally, by reading the prospectus/proxy statement and other relevant documents regarding the transaction, which will be filed with the SEC. You may obtain these documents (when they become available) free of charge through the website maintained by the SEC at http://www.sec.gov and from Investor Relations at the Company or Lemonade as described above.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. This communication does not constitute a prospectus or prospectus equivalent document. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. In connection with the proposed transaction, Lemonade will file a registration statement on Form S-4 that will include a proxy statement of the Company and will also constitute a prospectus of Lemonade. INVESTORS AND SECURITY HOLDERS OF THE COMPANY AND LEMONADE ARE URGED TO READ THE PROSPECTUS/PROXY STATEMENT AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: November 8, 2021	METROMILE, INC.

	By:	/s/ Dan Preston
	Name:	Dan Preston
	Title:	Chief Executive Officer

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